SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)

Simcere Pharmaceutical Group

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

American Depositary Shares, evidenced by American Depositary

Receipts, each representing two Ordinary Shares

(Title of Class of Securities)

82859P 10 4(1)

(CUSIP Number)

Jianguo Yang	With a copy to:
Fosun Industrial Co., Limited	Scott Clemens
Level 28	Baker & McKenzie LLP
Three Pacific Place	Suite 3401, China World Tower 2
1 Queen’s Road East	China World Trade Center
Hong Kong	1 Jianguomenwai Avenue
China	Beijing 100004, People Republic of China
(86)(21) 6332 5563	(86)(10) 6535 3971

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  The CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No. 82859P 10 4

1	NAME OF REPORTING PERSON Fosun Industrial Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 8,039,074*
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 8,039,074*
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,039,074*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.46%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*  Number of shares is number of Ordinary Shares. Fosun Industrial Co., Limited holds 4,019,537 American Depositary Shares, each representing two Ordinary Shares. Percent of class is based on 107,808,420 Ordinary Shares reported as outstanding as of May 6, 2011 in the Issuer’s Form 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on May 9, 2011.

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2011 (the “Original 13D”) by Fosun Industrial Co., Limited (“Fosun Industrial”) with respect to the ordinary shares, par value $0.01 per share (“Ordinary Shares”) and the American Depositary Shares (“ADSs”, each representing two Ordinary Shares), of Simcere Pharmaceutical Group (the “Issuer”), as previously amended by Amendment No. 1 to the Original 13D filed on November 8, 2011. Unless otherwise stated herein, the Original 13D as previously amended remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This statement of beneficial ownership on Schedule 13D, Amendment No.2 is being filed by Fosun Industrial Co., Limited (“Fosun Industrial”), a corporation organized under the laws of Hong Kong, China, pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal business address of Fosun Industrial is 28/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong, China.

•                  Fosun Industrial is principally engaged in investment, selling and providing consulting services for Chinese and Western medicines, diagnostic reagents and medical devices, as well as import and export business. Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharmaceuticals (Group) Co. Ltd (“Fosun Pharma”);

•                  Fosun Pharma is a leading Chinese pharmaceutical company listed on the Shanghai Stock Exchange. Fosun Pharma focuses on research, development, production and distribution of pharmaceutical products in China. Fosun Pharma is a subsidiary of, and is beneficially held approximately 48.1% by Shanghai Fosun High Technology (Group) Co. Ltd. (“Fosun High Technology”);

•                  Fosun High Technology, through its subsidiaries, engages in pharmaceuticals and healthcare, property, steel, mining, retail, services and strategic investment businesses in China. Fosun High Technology is a wholly owned subsidiary of Fosun International Limited (“Fosun International”);

•                  Fosun International is a Hong Kong holding company, the ordinary shares of which are listed on the main board of the Stock Exchange of Hong Kong Limited. Fosun International is a subsidiary of, and is beneficially held approximately 78.2% by Fosun Holdings Limited (“Fosun Holdings”);

•                  Fosun Holdings is a holding company without any substantive operations. Fosun Holdings is a wholly owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”); and

•                  Fosun International Holdings is a holding company without any substantive operations. Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of Ordinary Shares underlying the ADSs held by Fosun Industrial.

The place of organization, principal business address and principal business of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is set forth in Exhibit 99.1, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Mr. Guo Guangchang and each director and executive officer of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings and Fosun International Holdings is also set forth in Exhibit 99.1.

During the last five years, neither Fosun Industrial nor, to Fosun Industrial’s knowledge (a) any executive officer or director of Fosun Industrial; (b) any person controlling Fosun Industrial; or (c) any executive officer or director of any corporation or other person ultimately in control of Fosun Industrial has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

The aggregate purchase price of the Issuer’s ADSs purchased by Fosun Industrial since the filing of Amendment No.1 to the Original 13D as described in Item 5(c) below was $4,281,215 (inclusive of brokerage commissions).  The funds required to effect these purchases were provided from Fosun Industrial’s working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D, Amendment No.2 for the aggregate number and percentage of Ordinary Shares underlying the ADSs that are beneficially owned by Fosun Industrial as of March 19, 2012.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D, Amendment No.2 for the number and percentage of Ordinary Shares underlying the ADSs beneficially owned by Fosun Industrial as of March 19, 2012 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Except insofar as Mr. Guo Guangchang may be deemed to beneficially own the ADSs held by Fosun Industrial, none of the directors and officers of Fosun Industrial, Fosun Pharma, Fosun High Technology, Fosun International, Fosun Holdings or Fosun International Holdings beneficially owns any ADSs.

(c) Since the filing of Amendment No.1 to the Original 13D, Fosun Industrial purchased for cash a total of 540,444 ADSs in open market transactions on the dates and at the weighted average prices per share set forth on Exhibit 99.4, which is attached hereto and incorporated herein by reference.

(d) To the knowledge of Fosun Industrial, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not Applicable.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1:                                 List of directors and executive officers of Fosun Industrial, persons controlling Fosun Industrial and executive officers and directors of other persons in control of Fosun Industrial (filed herewith).

Exhibit 99.2:                                 Banking Facilities Agreement, dated August 7, 2009, between Fosun Industrial and Standard Chartered Bank (incorporated herein by reference to Exhibit 99.2 to the Original 13D filed on August 29, 2011 by Fosun Industrial with the SEC).

Exhibit 99.3                                    Term Loan Facility Agreement, dated October 6, 2010, between Fosun Industrial and Wing Lung Bank (incorporated herein by reference to Exhibit 99.3 to the Original 13D filed on August 29, 2011 by Fosun Industrial with the SEC).

Exhibit 99.4                                    Information regarding purchases by Fosun Industrial of the Issuer’s ADSs since the filing of Amendment No. 1 to the Original 13D (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2012

FOSUN INDUSTRIAL CO., LIMITED

	By:	/s/ Qiyu Chen
Name: Qiyu Chen
Title: Chairman of the Board of Directors